To Vote Using the Telephone To Vote Using the Internet To Virtually Attend the Meeting 021SZA Fold Fold Form of Proxy - Annual Meeting to be held on May 8, 2025 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the internet, DO NOT mail back this proxy. Voting by mail or courier or hand delivery is the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. . • You can enroll to receive future securityholder communications electronically, by visiting www.investorcentre.com/tcenergy. When you register for electronic documents a tree will be planted on your behalf. . To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 1. Throughout this document TC Energy means TC Energy Corporation and you and your mean the holder of common shares of TC Energy Corporation. 2. You have the right to appoint anyone to attend and act on your behalf at the meeting (proxyholder) – the person does not need to be a TC Energy shareholder. If you wish to appoint a person other than the management nominees listed in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). If you are appointing a proxyholder other than the Management nominees, you MUST deposit your vote by internet or by mail, AND ALSO go to http://www.computershare.com/TCEnergyAGM by 10 a.m. (Mountain Daylight Time), on May 6, 2025, and provide Computershare with the name and email address of your appointee so that Computershare may provide the appointee with a username via email. This username will allow your appointee to log in and vote at the meeting. Without a username, your appointee will only be able to log in to the meeting as a guest, and will not be able to vote. 3. If the shares are registered in the name of more than one owner (for example joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. For securities registered in the name of a corporation, estate, trust or minor, an authorized officer or attorney must sign this form and state his or her signing capacity or position. This person may also have to provide proof that he or she is authorized to sign. 4. This form of proxy should be signed in the exact manner as the name appears on the proxy. 5. If this form of proxy is not dated, it will be deemed to be dated the date this form was received by or on behalf of us. 6. The shares represented by this form of proxy will be voted as you direct, however, if you do not make a direction in respect of any matter, this proxy will be voted as recommended by management. 7. If there are any amendments to the items of business identified in the Notice of annual meeting of shareholders or any other matters that properly come before the meeting, your proxyholder has the discretion to vote as he or she sees fit; in each instance, to the extent permitted by law, whether or not the amendment or other item of business that comes before the meeting is routine or contested. 8. This proxy should be read in conjunction with the Notice of annual meeting of shareholders, and the Management information circular. 9. Proxies are counted and tabulated by Computershare, TC Energy’s transfer agent, in such a manner as to ensure the votes are kept confidential, except: (a) as required by law, (b) if there is a proxy contest, or (c) if there are written comments on the form of proxy. 10. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice. Proxies submitted must be received by 10 a.m. (Mountain Daylight Time), on May 6, 2025. If the meeting is postponed or adjourned, we must receive your proxy at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting. Notes to proxy • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. To Receive Documents Electronically 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number 1-866-732-VOTE (8683) Toll Free EXHIBIT 99.1

Appointment of Proxyholder

I/We, being shareholder(s) of TC Energy hereby appoint: **John E. Lowe, Chair**, or failing him **François L. Poirier, President and CEO**, or failing him **Jane M. Brindle, Vice-President, Law and Corporate Secretary**

OR **If you wish to appoint someone to act as your proxyholder, other than the management nominees listed in this form of proxy, print the name of the person you are appointing as your proxyholder in the box to the right:**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual Meeting of Shareholders of TC Energy to be held via live audio webcast online at https://meetings.lumiconnect.com/400-972-689-953 on Thursday, May 8, 2025 at 10 a.m. (Mountain Daylight Time)** and at any adjournment thereof.

Note: If you are appointing a proxyholder other than the Management nominees, you MUST deposit your vote by internet or by mail, AND ALSO go to http://www.computershare.com/TCEnergyAGM by 10 a.m. (Mountain Daylight Time), on May 6, 2025, and provide Computershare with the name and email address of your appointee so that Computershare may provide the appointee with a username via email. This username will allow your appointee to log in and vote at the meeting. Without a username, your appointee will only be able to log in to the meeting as a guest, and will not be able to vote.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Against		For	Against		For	Against		For	Against		For	Against
01. Scott Bonham	☐	☐	02. Cheryl F. Campbell	☐	☐	03. Michael R. Culbert	☐	☐	04. William D. Johnson	☐	☐	05. Susan C. Jones	☐	☐
06. John E. Lowe	☐	☐	07. Dawn Madahbee Leach	☐	☐	08. François L. Poirier	☐	☐	09. Una Power	☐	☐	10. Mary Pat Salomone	☐	☐
11. Siim A. Vanaselja	☐	☐	12. Thierry Vandal	☐	☐	13. Dheeraj "D" Verma	☐	☐						

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2. Appointment of Auditor

For ☐ Withhold ☐

Resolution to appoint KPMG LLP, Chartered Professional Accountants as auditor and authorize the directors to fix their remuneration.

3. Advisory Vote on Executive Compensation

For ☐ Against ☐

Resolution to accept TC Energy's approach to executive compensation, as described in the Management information circular.

4. Amendments to the Shareholder Rights Plan

For ☐ Against ☐

Resolution to continue and approve amendments to the amended and restated shareholder rights plan, as described in the Management information circular.

The proxy is solicited by and on behalf of the management of TC Energy. This form of the proxy, when properly executed, confers discretionary authority with respect to amendments to the matters identified in the Notice of annual meeting of shareholders or other matters which properly come before the meeting and the replacement of any nominee identified above if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacements or other matters. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for. Where the person whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the shares shall be voted in accordance with the choice so made. **If no choice is specified, the shares represented by this proxy will be voted as recommended by management.**

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. **If no voting instructions are indicated above, this proxy will be voted as recommended by management.**

Signature(s)

Signing Capacity (if applicable)

Date

MM / DD / YY

Interim Financial Documents

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and management's discussion and analysis, if they so request. If you wish to receive interim financial statements and management's discussion and analysis, please mark this box: ☐

As always, you can access TC Energy reports online at www.tcenergy.com

Annual Financial Statements and Annual Reports

As a registered shareholder you will receive annual financial statements, management's discussion and analysis relating to annual financial statements (included in the Annual report), or a notice advising how to access the Annual report, by mail. If you DO NOT want to receive the Annual report by mail, please mark this box: ☐

TRPQ 377499 AR2

021T0A